

Mail Stop 3561

August 3, 2016

Mr. Luca D'Agnese
Chief Executive Officer
Enersis Américas S.A.

 Re: Enersis Américas S.A.
   Form 20-F for Fiscal Year Ended December 31, 2015
   Response dated July 15, 2016
   File No. 001-12440

Dear Mr. D'Agnese:

 We have reviewed your July 15, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2016 letter.

Local Currency Exchange Rate, page 122

1. We note your response to comment 20 and have the following comments:

- Your response includes a table that segregates your foreign currency translation loss by country. Please confirm that you will provide this table within your amended filing.

- Since your response indicates that the Argentine peso depreciated against the Chilean peso during fiscal 2015, clarify why the bottom table on page 123 suggests that the Argentine peso appreciated with respect to the Chilean peso during 2015. If the table is based on average exchange rates, please clarify your disclosures to explain how such percentages were calculated.

- Considering your reporting currency is the Chilean peso, provide a table that provides year end and average annual exchange rates between your local currencies and the Chilean peso.

e. Critical Accounting Policies

Impairment of Long-Lived Assets, page 124

2. We note your response to comment 21 and have the following comment:

    • You indicate that each electricity generation subsidiary represents a cash generating unit ("CGU"). Please explain to us in greater detail why you do not evaluate impairment on a plant-by-plant basis.   If applicable, please clarify why you are unable to independently identify the cash flows associated with each power plant. If projected volumes, costs, and cash flows factor into your decision process to acquire a plant or are otherwise considered when preparing forecasts or annual budgets, please tell us why such information would not be available and used to perform an analysis.

    • You indicate that your electricity transmission business consists of a single CGU. Please clarify why CTM, TESA, and CIEN (exclusive of CTM and TESA) do not represent separate CGU's. In doing so, clarify why, if applicable, you are unable to independently identify the cash flows associated with the individual subsidiaries. Explain to us if you prepare separate financial statements or other similar financial information related to CTM and TESA.

We also note that the recoverable amount of your Edesur CGU exceeded carrying value by approximately 2%. Given this is not a significant excess, please tell us if a reasonably possible change in any key assumption used in the determination of recoverable amount for Edesur, or other any of your CGU's without goodwill, would result in a carrying amount that exceeds the recoverable amount. If so, please provide additional qualitative and quantitative disclosure within Critical Accounting Policies regarding the sensitivity of your long-lived assets for impairment.

Income Taxes, page 134

3. We note your response to comment 23 provides useful information that explains why your effective tax rate increased due to "higher taxes due to the devaluation of the Chilean peso in terms of the U.S. dollar." Please confirm you will disclose such information in your amended filing and provide us with your proposed disclosure.

4. We note your response to comment 24, including the proposed disclosures you intend to include in your next amendment. In addition to disclosing the statutory tax rates of each country, please also highlight and discuss changes in the effective tax rates of each country.

Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting, page F-3

5. We note your response to comment 26 and 27 and have the following comments:

    •   Since your response appears to indicate that EY Ltda. audited Emgesa, Endesa Argentina, and Enel Brasil on both a statutory basis and on a full IFRS basis, please clarify why there is a need for the principal auditor's report to reference those subsidiaries preparing financial statements on a "local statutory accounting basis."

    •   Your response indicates that EY was not required to opine on the ICFR of Emgesa, Endesa Argentina, and Enel Brasil since EY was the statutory auditor. Since it appears that EY also performed a full IFRS audit of these subsidiaries, please tell us why EY is not required to opine on their ICFR.

Notes to the Consolidated Financial Statements

2.4.2 Consolidated companies with an ownership interest of less than 50%, page F-25

6. We note your response to comment 29. As previously requested, please tell us how decisions are made regarding the relevant activities of Emgesa and Codensa. For example, explain if decisions pertaining to relevant activities are made based upon majority shareholder vote, majority Board approval, unanimous Board approval, or some other approval threshold. Tell us the number of Board seats Empresa de Energia de Bogota S.A. ("EEB") controls, if any, and clearly explain whether or not EEB can block any decisions that relate to the relevant activities of these entities.

3. Accounting Policies Applied

a) Property, plant and equipment, page F-27

7. We note your response to comment 30. You indicate that the PPE balances pertaining to footnote (c) of your response are amortized over their economic estimated useful lives under IAS 16. Considering such PPE will be returned to the grantor at the end of the concession agreement and you will receive indemnification from the grantor, please explain to us why you do not depreciate the PPE, net of residual value, over the remaining concession term.

d.1) Concessions, page F-30

8. We note your responses to comment 31 and 36. Please address the following comments regarding the application of IFRIC 12:

- Explain to us how you determine the fair value of construction services provided. Clarify if construction revenues are always approximately equal to your actual construction costs incurred and confirm whether or not construction revenues are recognized over the construction period based on the stage of completion under IAS 11. Also explain to us in greater detail why construction margin is defined as zero.

- We note that you appear to allocate consideration between the intangible asset and financial asset by first calculating the amount attributable to the intangible asset and then solving for the amount to record for the financial asset. Please explain to us in greater detail your method for determining the amount allocable to the intangible asset. Since the financial asset calculation is based on the present value of expected cash flows, please tell us why you do not first determine the fair value of the financial asset and solve for the intangible asset.

4. Sector Regulation and Electricity System Operations

Argentina, page F-51

9. We note your response to comment 33. Please address the following comments related to loans received from CAMMESA:

- Quantify, in Chilean pesos and for each period presented, the amount of funds received from CAMMESA that are classified within operating cash flows. If the funds received from CAMMESA during fiscal 2015 related to SE Resolution No. 32/2015 represent government grants that had no repayment obligation, you may exclude such amounts from your calculations.

- Describe to us all key terms of the loans received from CAMMESA, including interest rates, maturity dates, and repayment terms.

- We note that you classify loans received for the financing of higher personnel costs and for the financing of extraordinary costs due to the climate emergency of December 2013 within cash flows from operating activities. Considering paragraphs 17(c) and (d) of IAS 7 indicate that cash proceeds and repayments related to issuing debentures, loans, notes, bonds, mortgages and other short-term and long-term borrowings should be classified within financing activities, justify to us why you classify the loans within operating activities.

- Describe to us in sufficient detail the nature and funding mechanisms of the restricted FOCEDE account. Tell us the trustee and beneficiary of the account and explain to us the process by which funds are received and dispersed.

- We note that funds received related to the Extraordinary Investment Plan ("EIP") were not presented on your statements of cash flows since the funds were deposited into the restricted FOCEDE account. Please provide us with all journal entries you record related to the EIP. Ensure you discuss how you initially record capital expenditures and how you record the reimbursement of expenditures from the FOCEDE account. Explain how each journal entry impacts your statements of cash flows and, in doing so, identify all non-cash transactions. Tell us how you considered presenting inflows and outflows from the FOCEDE account within your statements of cash flows using a constructive receipts and disbursements model.

- You indicate that EIP repayment is "subject to Edesur's economic and financial sustainability conditions, as determined by the Secretary of Energy." Please explain whether this condition is explicitly defined and how it is determined. Specifically address whether there are separate terms and conditions that govern the meaning of "economic and financial sustainability conditions" and whether the term is objectively determinable by you and CAMMESA

- We note that Ar$220.5 million of the financing of extraordinary costs due to the climate emergency of December 2013 was partially paid during 2015 but that the payment was not reflected in your statements of cash flows since the payments were made using the FOCEDE restricted fund account. Tell us the journal entry you recorded related to this repayment and whether that journal entry was reflected in your statement of cash flows.

9. Other Financial Assets, page F-69

10. We note your response to comment 34 and have the following comments regarding your IFRIC 12 available-for-sale financial investment:

- We note that paragraph 55(b) of IAS 39 indicates that the change in fair value of an available-for-sale financial asset should be included within other comprehensive income. Please reconcile this accounting treatment with the paragraph AG8 guidance you followed which indicates that revisions in estimated cash flows should be recognized in profit or loss. In doing so, clarify whether or not revisions in estimated cash flows under paragraph AG8 represent "changes in fair value" under paragraph 55.

- Explain to us the nature of the Ch$74 billion transfer from intangible assets included in your rollforward. Clarify if the transfer originated from an intangible asset pursuant to paragraph 17 of IFRIC 12 or whether it originated from an "Intangible asset under construction" account as set forth in Step 1 of your response to comment 31.

35. Information by Segment, page F-141

11. We note your response to comment 38 and have the following comments:

- Please clearly disclose throughout your filing, including your segment footnote, that you have two reportable segments: Generation and Transmission and Distribution.

- It does not appear that your proposed disclosures fully address the disclosure requirements of paragraph 22(aa) of IFRS 8. Tell us and clearly disclose your operating segments. Also tell us and disclose the economic indicators that have been assessed in determining the aggregated operating segments share similar characteristics. Provide us with your proposed disclosure.

36.5 Other Information

Central Costanera S.A., page F-169

12. We note your response to comment 39 regarding your VOSA thermal plant and have the following comments:

- Clarify why you have any uncollected receivables related to energy sales occurring between 2008 and 2011. If so, please identify the party or parties that owe you these amounts and how you determined they are still fully collectable.

- Tell us how you accounted for the contribution of receivables to the construction trust, including whether or not you derecognized the receivables.

- You indicate that the Agreement with the Argentine Secretary of Energy states that the receivable accounts should start to be collected "once VOSA is authorized to operate." Tell us if this term is defined in the Agreement and how you determined December 2015 was the appropriate time to recognize the accounting impact of the Agreement. Specifically address how recognition of this Agreement prior to receiving such "authorization" is appropriate.

- Tell us the specific accounting guidance in paragraph 9 of IAS 39 that you applied in accounting for this transaction.

- Revise your disclosures to clearly explain the nature of and accounting for these VOSA transactions.

Edesur S.A., page F-172

13. We note your response to comment 40. Please explain to us why you classify income recognized under IAS 20 within the "Revenues and Other Operating Income" line item as opposed to an operating income line item below contribution margin. In doing so, explain why IAS 20 income should be presented in a format consistent with recurring revenue

streams. Since your disclosures on page 128 suggest that the impact of Resolution No. 250/2013 is also included within "Revenue and Other Operating Income," please quantify for us the amount of IAS 20-related income included in this line item for all periods presented.

Appendix 4: Supplementary Information Related to Assets and Liabilities Held for Distribution to Owners and Results From Discontinued Operations, page F-207

We note your response to comment 43. We are unclear why this supplementary information is required when you already have provided the disclosures required by IFRS 5. Furthermore, we note that the net income amounts presented in the Enersis America and Enersis Chile columns on pages F-209 and F-212 do not agree to the respective amounts presented on the face of your financial statements. Based on these and other differences, it appears that the financial statements included in Appendix 4 represent pro forma financial statements under Article 11 of Regulation S-X. If so, please revise this Appendix to fully comply with Article 11, including a full description of all pro forma adjustments.

You may contact Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products